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                                                                     EXHIBIT 4.9

                             FORM OF ADDENDUM LETTER


                                 August 16, 2001


[Warrant holder name and address]


         Re:      Integral Technologies, Inc.
                  Common Stock Purchase Warrant dated March 15, 2000 Temporary Adjustment to Exercise Terms

Dear Warrant Holder:

         In consideration of prevailing overall market conditions, the Board of Directors of Integral Technologies, Inc. has approved the following temporary adjustment to the exercise terms of your Warrant:

         If you exercise your Warrant in whole by September 30, 2001, the exercise price due shall be $.40 per share if both a Notice of Exercise and payment of the aggregate exercise price (at the rate of $.40 per share) are received by the Company by September 30, 2001.

         If you do not exercise your Warrant or if payment is not received September 30, 2001, the exercise price shall revert to $1.80 per share.

         As you are already aware, the shares underlying the Warrant have been registered for resale by you.

                                         Sincerely,

                                         Integral Technologies, Inc.



                                         William S. Robinson, Chairman